SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Campalier, S.A. de C.V.	07/27/26	46,830	$16.41	[1]
Campalier, S.A. de C.V.	07/31/26	3,917	$16.93	[2]
Campalier, S.A. de C.V.	08/03/26	3,186	$17.00
Campalier, S.A. de C.V.	08/04/26	21,829	$17.00

[1]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $16.15 to $16.47. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.

[2]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $16.82 to $17.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the range set forth in this footnote.